SEC File Number: 000-26498
CUSIP Number: M75165106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K or 10-KSB ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q or 10-QSB ☐ Form 10-D
         ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant: NUR Macroprinters Ltd.
Former name if applicable: NUR Advanced Technologies Ltd.
Address of Principal Executive Office (Street and Number): 12 Abba Hillel Silver Street
City, State and Zip Code: Lod 71111, Israel

Part II – Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant recently announced the termination of a previously announced private investment in the Registrant. As a result of the termination of this previously announced investment, ongoing discussions with the Registrant’s lender banks regarding the restructuring of its outstanding bank debt and discussions with other prospective investors to obtain alternative financing, the filing of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 has been delayed.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Doron Faibish, Adv.	972-8	914-5526
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the termination of the previously announced private investment in the Registrant, the Registrant’s outstanding bank debt is subject to acceleration. The Registrant’s lender banks have waived their contractual rights to require the immediate repayment of the outstanding debt as a result of the Registrant’s failiure to meet certain financial covenants previously undertook by the Registrant. As disclosed in Part III above, the Registrant is currently in discussions with its lender banks regarding the restructuring of its outstanding bank debt and with other prospective investors regarding alternative financings. At this time, the outcome of such discussions cannot be determined. The Registrant’s independent accountants have not yet determined whether the Registrant’s financial statements for the year ended December 31, 2004 will be subject to a “going concern” qualification or, instead, will be reported with no qualifications. The Registrant anticipates filing its Annual Report on Form 20-F following this determination by its independent accountants and the issuance of a final audit report associated with the Registrant’s financial statements for the year ended December 31, 2004.

NUR Macroprinters Ltd. (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2005	BY: /S/ David Amir —————————————— David Amir President and Chief Executive Officer